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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
           SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION
                14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                        AQUILA GAS PIPELINE CORPORATION
                           (NAME OF SUBJECT COMPANY)

                        AQUILA GAS PIPELINE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    03839B10
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------


                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                               Donald J. LaBauve
                 Vice President - Regulatory and Administration
                         100 N.E. Loop 410, Suite 1000
                         San Antonio, Texas 78216-4754

                                 (210) 476-1100

                                 Gary L. Downey
                               4805 Augusta Drive
                              Frisco, Texas 75034
                                 (972) 625-9510

                                With a copy to:

                            STEVEN K. COCHRAN, ESQ.
                               THOMPSON & KNIGHT
                           A Professional Corporation
                        1700 Pacific Avenue, Suite 3300
                            Dallas, Texas 75201-4693

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


                        AQUILA GAS PIPELINE CORPORATION
                                 SCHEDULE 14D-9

ITEM 1.   SECURITY AND SUBJECT COMPANY

         The name of the subject company is Aquila Gas Pipeline Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One International Center, 100 N.E. Loop 410, Suite 1000, San Antonio, Texas 78216-4754. The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company.

ITEM 2.   TENDER OFFER OF THE BIDDER

         This Statement relates to the tender offer by AEC Acquisitions, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Energy"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("UtiliCorp"), to purchase all outstanding Shares not currently directly or indirectly owned by Purchaser, Energy or UtiliCorp ("Publicly Held Shares"), for a purchase price of $8.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (together with the Offer to Purchase, as each may be amended and supplemented from time to time, the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 9, 1999 (as amended and supplemented from time to time, the "Schedule 14D-1") and a Rule 13e-3 of Transaction Statement on Schedule 13E-3, dated April 9, 1999, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended, and the rules promulgated by the Commission thereunder. As set forth in the Schedule 14D-1 the address of the principal executive offices of UtiliCorp, Energy and the Purchaser is 20 West Ninth Street, Kansas City, Missouri 64105.

ITEM 3.   IDENTITY AND BACKGROUND

         (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Energy or UtiliCorp was provided by the Purchaser, Energy or UtiliCorp, and the Company takes no responsibility for such information.

         (b) References made to the information contained under the captions "Certain Transactions" in the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 12, 1998 that was mailed to stockholders under cover of letter dated April 20, 1998 regarding certain contracts, agreements, arrangements and understandings and certain potential conflicts of interest between the Company and its affiliates and (i) its executive officers, directors and affiliates and (ii) UtiliCorp, Energy and the Purchaser and their executive officers, directors and affiliates. The relevant sections thereof are filed as Exhibit 1 hereto and are incorporated herein by reference. Except as described in Exhibit 1 or elsewhere in this Statement, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the

Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) the Purchaser, Energy or UtiliCorp or their respective executive officers, directors or affiliates.

         COMPOSITION OF THE BOARD OF DIRECTORS. The Company's Board of Directors (the "Board") is composed of the following five members:

         Name                               Present Occupation or Employment
         ----                               --------------------------------
         Charles K. Dempster*               Chairman of the Board of the Company (since
                                            August 1993); Chairman of the Board and Chief
                                            Executive Officer of Energy (since November
                                            1998); Senior Vice President of UtiliCorp (since
                                            January 1996); and Chairman and Chief Executive
                                            Officer of UtiliCorp U.K., Inc. (since November
                                            1995)

         F. Joseph Becraft*                 President and Chief Executive Officer of the
                                            Company (since August 1997)

         Edward K. Mills*                   Director (since February 1999); President and
                                            Chief Operating Officer of Energy (since November
                                            1998); and Vice President of UtiliCorp (since
                                            July 1998);

         Gary L. Downey                     Retired

         Jon L. Mosle, Jr.                  Independent Consultant (since 1992)

------------------

         * Designates Director deemed to be affiliated with UtiliCorp ("Affiliated Director").

         The Company is a party to Indemnification Agreements with directors Mosle and Downey.

         Each non-employee director of the Company receives $2,000 per Board meeting attended and $500 for each committee meeting attended. In addition, outside directors are reimbursed for their reasonable expenses in attending meetings of the Board or any committee and are awarded $2,000 in value of Common Stock each quarter under the Company's 1996 Non-Employee Director Stock Option Plan. Also, each member of the Special Committee will receive $35,000 for his service on such committee in addition to payment of regular attendance fees and expenses. The $35,000 payment was due upon completion, rejection by the Special Committee or abandonment of the proposed purchase of the Publicly Held Shares.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

         (a)   NO RECOMMENDATION.

               BACKGROUND. At the Company's November 10, 1998 board meeting, Mr. Charles K. Dempster, Chairman of the Board of the Company advised the meeting that he expected a Proposal from UtiliCorp in the near future regarding the purchase of the Publicly Held

Shares. The Board then formed the Special Committee consisting of Messrs. Mosle and Downey, for the purpose of considering and responding to any such Proposal from UtiliCorp.

               On November 10, 1998, UtiliCorp sent a letter to the Board and to the Special Committee stating its Proposal (the "Proposal") to acquire all of the Publicly Held Shares at a price of $8.00 per share, the consideration to consist of cash or UtiliCorp stock or a combination thereof, to be agreed upon in negotiation. Thereafter, UtiliCorp representatives advised the Special Committee that it was not interested in selling its controlling interest in the Company to a third party and that it did not want to issue UtiliCorp stock in any purchase transactions..

               On November 12, 1998, UtiliCorp issued a press release announcing its Proposal.

               Pursuant to Board authorization, and at the Company's expense, the Special Committee then selected Petrie Parkman & Co., Inc. ("Petrie Parkman") as its financial advisor and Thompson & Knight as its legal counsel.

               After analyzing the Company and the Proposal with the assistance of its legal and financial advisors, the Special Committee determined that the price offered in the Proposal would not adequately compensate the holders of the Publicly Held Shares (the "Public Shareholders") for the long-term inherent value of their Shares. Consequently, the Special Committee and UtiliCorp have not been able to reach agreement as to a per share price for the Publicly Held Shares that the Special Committee was willing to recommend that the Public Shareholders accept.

               POSITION OF THE COMPANY. At a meeting of the Board held on April 22, 1999, after a detailed report from the Special Committee, its counsel and its financial advisers as to their activities since the Special Committee was formed, the Board determined that the Company would not make a recommendation as to whether the Public Shareholders should tender their Shares pursuant to the terms of the Offer. As described in Item 3(b), three of the five members of the Board are all also officers or directors of UtiliCorp and affiliates thereof. Because a majority of the Board is affiliated with UtiliCorp, the Board determined that the Company will express no opinion and will remain neutral toward the Offer. The Board has not voted to approve or disapprove the Offer or to recommend that the Public Shareholders tender or refuse to tender their Shares in the Offer. At the April 22, 1999 meeting, the Special Committee was encouraged to include in this Statement any information, recommendation or other statement deemed necessary or appropriate by such Special Committee to assist the Public Shareholders in determining whether or not to accept the Offer.

               POSITION OF THE UTILICORP AFFILIATED DIRECTORS. Because they are affiliated with UtiliCorp, Messrs. Dempster, Mills and Becraft, who constitute a majority of the Board, are expressing no opinion on the Offer as directors of the Company. A copy of a letter to all shareholders, which communicates the Company's neutrality and the position of the Special Committee with respect to the Offer, is filed as Exhibit 2 to this Statement and is hereby incorporated herein by reference.

               POSITION OF THE SPECIAL COMMITTEE. As is described above under the caption "Background," the Special Committee formed to evaluate the UtiliCorp Proposal determined that the $8.00 per share price offered in the Proposal would not adequately compensate the Public Shareholders for the long-term inherent value of their shares. Further, the

Special Committee was unable to come to agreement with UtiliCorp as to a price that it would recommend to the Public Shareholders. Consequently, the Special Committee now recommends that the Public Shareholders reject the Offer and not tender their shares. See Item 5(b) below.

               EXCEPT FOR THE SPECIAL COMMITTEE, CONSISTING OF DIRECTORS MOSLE AND DOWNEY, WHO RECOMMEND THAT THE PUBLIC SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES, NO PERSON OR ENTITY, INCLUDING THE COMPANY, ANY OTHER MEMBER OF THE BOARD AND THE LEGAL OR FINANCIAL ADVISORS TO ANY MEMBER OF THE BOARD IS MAKING ANY RECOMMENDATION TO THE PUBLIC SHAREHOLDERS IN THIS SCHEDULE 14D-9 AS TO WHETHER THEY SHOULD TENDER OR REFRAIN FROM TENDERING SHARES IN THE OFFER. CONSEQUENTLY, EACH PUBLIC SHAREHOLDER MUST DECIDE, IN THE MANNER IN WHICH SUCH PUBLIC SHAREHOLDER WISHES TO DO SO, WHETHER TO TENDER SHARES, AND IF SO, HOW MANY SHARES TO TENDER.

               PETRIE PARKMAN'S ANALYSES REFERRED TO HEREIN DO NOT CONSTITUTE AN OPINION OF PETRIE PARKMAN OR A RECOMMENDATION AS TO WHETHER OR NOT YOU SHOULD TENDER YOUR SHARES IN THE OFFER AND SHOULD NOT BE RELIED UPON AS SUCH.

               THE BOARD URGES THE PUBLIC SHAREHOLDERS TO MAKE THEIR DECISIONS AS TO WHETHER TO TENDER OR TO REFRAIN FROM TENDERING SHARES BASED ON ALL OF THE AVAILABLE INFORMATION, INCLUDING THE INFORMATION SET FORTH IN THIS SCHEDULE 14D-9.

           (b) REASONS FOR THE SPECIAL COMMITTEE'S POSITION WITH RESPECT TO THE OFFER.

               THE DILIGENCE AND NEGOTIATION PROCESSES. On November 17, 1998, the Special Committee initially met with representatives of Petrie Parkman to discuss a possible advisory assignment regarding the Proposal.

         On December 17, 1998, the Special Committee held an organizational meeting in Dallas, Texas at which time it engaged Petrie Parkman to provide certain financial advisory services to the Special Committee in connection with the Proposal, and, if requested by the Special Committee, to render an opinion as to the fairness from a financial point of view to the Public Shareholders of the consideration to be paid to the Public Shareholder pursuant to the Proposal, if, and in the form, agreed to. Petrie Parkman is to receive a flat fee for its services whether or not any transaction is consummated.

         On January 11, 1999, a member of the Special Committee, representatives of Petrie Parkman, legal counsel to the Special Committee, and representatives of Donaldson, Lufkin & Jenrette ("DLJ"), financial advisors to UtiliCorp, met with the Company's senior management and staff at the Company's headquarters in San Antonio, Texas to review the business activities, financial performance and business plans of the Company. Senior management presented an overview of the Company. After the overview presentation, the Chairman of the Special Committee, representatives of Petrie Parkman, and legal counsel to the Special Committee met with members of management and staff to discuss the Company in more detail. At this time, the Company provided, among other things, the Company's projections of its future operating and financial performance that the Company called the "Base Plan" (base operating and financial projections, excess cash flow used to reduce the Company's debt balance) and "Savings Plan" (Base Plan adjusted for a corporate cost savings initiative). Petrie Parkman requested additional versions of the Company's projections of its future operating and financial performance that the Company had developed since early 1998, including plans discussed by management during due diligence that include aggressive capital expenditure programs.

         During the remainder of January and into February, Petrie Parkman and legal counsel to the Special Committee continued their due diligence efforts and communications with the Company management and staff.

         On January 19, 1999, the Special Committee met with representatives of Petrie Parkman and legal counsel to the Special Committee in Dallas, Texas to discuss, among other things, the due diligence process, the energy equity markets and commodity environment, the preparation necessary for upcoming meetings with UtiliCorp representatives, and Petrie Parkman's preliminary analysis of the Company.

         In its analysis, Petrie Parkman reviewed the current market environment for energy companies, including companies whose principal activities consist of the gathering and processing of natural gas, and how the environment may impact the Company's current and future performance. Petrie Parkman reviewed the Company's current and historical stock market performance versus (i) companies with similar operating characteristics, (ii) the price of crude oil, and (iii) UtiliCorp's Proposal of $8.00 per share. Petrie Parkman compared the Company's historical financial performance to its projected financial performance as set forth in the Company's Base Plan and Savings Plan. Petrie Parkman also performed other analyses it deemed appropriate, including, (i) a discounted cash flow analysis, (ii) a comparable transaction analysis, (iii) a common stock comparison, and (iv) a going concern analysis.

         On January 20, 1999, Petrie Parkman received from the Company an additional set of the Company's projections of its future operating and financial performance that the Company called the "Reinvestment Plan" (Savings Plan, with excess cash flow invested in projects with certain rates of return).

         On January 25, 1999, the Special Committee met with representatives of Petrie Parkman and legal counsel to the Special Committee in Dallas, Texas to discuss the current energy equity markets and commodity environment, to discuss Petrie Parkman's updated preliminary analysis of the Company, and to further develop the Special Committee's strategies for the upcoming meetings with UtiliCorp and its representatives. Petrie Parkman presented an updated preliminary analysis that incorporated the Reinvestment Plan and indicated to the Special Committee that, based upon its updated preliminary analysis of the Company and the assumptions made by Petrie Parkman in connection with the preparation of its analysis, including with respect to the accuracy and completeness of the information provided to Petrie Parkman, and the absence of any facts that would make such information incomplete or misleading in any material respect, the Proposal was toward the low end of Petrie Parkman's range of reference values for the Company.

         On January 26, 1999, representatives of Petrie Parkman and representatives of DLJ met in Houston, Texas to discuss the status of the Special Committee's and Petrie Parkman's analysis of the Proposal and to develop a channel of communication for scheduling future meetings. Petrie Parkman conveyed the Special Committee's view that the $8.00 per share Proposal was not acceptable and that the Special Committee had reservations about whether it was an appropriate time for the Public Shareholders to sell their shares in light of the unusually poor commodity price environment at the time. DLJ asserted that $8.00 per share was an aggressive Proposal and that, absent the Proposal, the Company's stock price would be trading far below $8.00 per share. DLJ commented that its various methods of analysis supported the $8.00 per share Proposal and that DLJ had focused on the Company's Reinvestment Plan rather than the Company's Upside Business Plan (developed in late 1998, assumed a large capital expenditure program financed with excess cash flow and additional borrowings and higher commodity prices.).

         The next day, Petrie Parkman requested from the Company the Company's Upside Business Plan, which had been referred to by DLJ on January 26, 1999, and other projections of its future operating and financial performance that the Company had developed during 1998.

         On February 4, 1999, Petrie Parkman received four additional sets of projections of the Company's future operating and financial performance from the Company, including the Upside Business Plan.

         On February 19, 1999, the Special Committee met with representatives of Petrie Parkman and legal counsel to the Special Committee in Dallas, Texas to discuss the current energy equity markets and commodity environment and the Special Committee's strategy for the afternoon meeting with UtiliCorp, and to review Petrie Parkman's preliminary analysis. At that meeting, the Special Committee concluded that 1998 was an unusually difficult year for the Company for several reasons, including, (i) the commodity environment, (ii) the distraction of and the effort put into the failed 1998 attempt by UtiliCorp to sell the Company to a third party, (iii) the loss of key employees, and (iv) the exaggerated volatility of the Company's stock price caused in part by short-term investors speculating on the potential results of the failed attempt by UtiliCorp to sell the Company in 1998 and then the aggressive selling of the stock when the Company announced that the sales process had been terminated. The Special Committee again expressed its concern about whether it was an appropriate time to sell the Company considering the depressed conditions in the oil and gas industry and the other factors noted above.

         Later that day of February 19, 1999, the Special Committee met with representatives of UtiliCorp in Dallas, Texas. Also present at the meeting were representatives of Petrie Parkman, legal counsel to the Special Committee, representatives of DLJ, and legal counsel for UtiliCorp. The Special Committee made several observations regarding the Proposal, including the following: (i) the performance of the Company's stock since its IPO has been below expectations, (ii) the strategic plans of the Company presented during due diligence appeared to be very conservative, and (iii) if a transaction were consummated at or near $8.00 per share the Public Shareholders would be selling near the bottom of a commodity cycle and at a value based on temporary conditions. The remainder of the meeting consisted of a lengthy discussion of DLJ's valuation of the Company and of the natural gas and natural gas liquids price environment. The Special Committee did not instruct Petrie Parkman to review its analysis of the Company with UtiliCorp or its representatives.

         At the conclusion of the meeting, the Chairman of the Special Committee told the UtiliCorp representatives that he did not believe that an agreement could be reached unless UtiliCorp substantially increased the price set forth in its Proposal. The Special Committee and the representatives of UtiliCorp authorized Petrie Parkman and DLJ to review in detail DLJ's presentation and valuation methodologies and assumptions.

         In its review of DLJ's presentation and valuation methodologies and assumptions, Petrie Parkman developed certain questions regarding DLJ's analysis. Representatives of Petrie Parkman and representatives of DLJ spoke several times during the two weeks following the February 19 meeting to clarify the methodologies and assumptions used by DLJ in its analysis. After adjusting its analysis for certain issues identified by Petrie Parkman, DLJ informed Petrie Parkman that its conclusions had not materially changed.

         On March 18, 1999 Mr. Downey had a telephone conversation with Mr. Robert K. Green, President of UtiliCorp, who inquired whether the Special Committee was prepared to make a counter Proposal to UtiliCorp. Mr. Downey said that the Special Committee would consider making a counter Proposal the next day at the previously scheduled meeting in Dallas. Mr. Mosle also spoke by telephone with Mr. Green. In both conversations, UtiliCorp was urged to increase its $8.00 per share Proposal. Mr. Green stated in his conversation with Mr. Mosle that he had not seen any analytic work that supported a $10.00 per share value for the Company and inquired as to whether Mr. Mosle could provide such analytic support. Based upon his conversation with Mr. Green, Mr. Mosle instructed Petrie Parkman to prepare materials demonstrating that the Company could be reasonably valued at more than $10.00 per share.

         On March 19, 1999, the Special Committee met with representatives of Petrie Parkman and legal counsel to the Special Committee in Dallas, Texas to discuss, among other things that, (i) by using certain of the DLJ methodologies the Company could be reasonably valued at more than $10.00 per share, (ii) the current energy equity markets and commodity environment and how they had both strengthened recently; and (iii) a news article in early February in which Mr. Richard Green, Chairman and Chief Executive Officer of UtiliCorp, commented that the Company's business had bottomed out and that UtiliCorp was looking for a slight recovery in the Company's business in 1999.

         Later in the day on March 19, 1999, the Special Committee met with representatives of UtiliCorp in Dallas, Texas and representatives of Petrie Parkman, legal counsel to the Special Committee, representatives of DLJ, and legal counsel for UtiliCorp. The Special Committee reiterated its concerns about the Proposal. Mr. Mosle stated that he believed the Special Committee would be prepared to recommend a Proposal at or above $10.00 per share. Mr. Green responded that UtiliCorp had not seen any analytical work to support such a per share value. The Special Committee then instructed Petrie Parkman to present a demonstration that supported per share values greater than $10.00.

         Based on Mr. Mosle's March 18 request, Petrie Parkman replicated for its demonstration DLJ's discounted cash flow analysis from DLJ's February 19 presentation. DLJ's analysis, which was based on the Company's Reinvestment Plan, yielded results ranging from $4.03 to $10.47 per share in which DLJ highlighted a range of $5.47 to $8.69 per share using EBITDA terminal multiples in year 2003 ranging from approximately 6.0 to 7.0x. Utilizing DLJ's discounted cash flow analysis methodology Petrie Parkman demonstrated that per share values above $10.00 could be realized by using EBITDA terminal multiples in year 2003 above 8.0x. Petrie Parkman noted that the mean and median EBITDA multiples from DLJ's Comparable Merger and Acquisition Transaction analysis were 9.2x and 9.6x, respectively, which, when used as the terminal multiples in DLJ's discounted cash flow methodology, implied per share values for the Company of $10.88 and $14.78. Petrie Parkman also noted that per share values above $10.00 could be attained using as the 2003 terminal multiple either the 1998 actual or 1999 estimated EBITDA stock market trading multiples of Western Gas Resources, Inc. (9.5x and 9.9x, respectively, as set forth in DLJ's February 19, 1999 presentation), a company that DLJ and Petrie Parkman agreed was the best comparable of the Company and that DLJ utilized in its Comparable Company analysis.

         Petrie Parkman has since delivered a letter to legal counsel to the Special Committee stating that Petrie Parkman was prepared to issue an opinion as to the fairness from a financial point of view of the Proposal to the public shareholders of the Company at $8.00 per share.

         SPECIAL COMMITTEE APPROACH TO VALUATION ANALYSIS. Set forth below are Board Resolutions, adopted on February 11, 1999, delineating the duties of the Special Committee:

               "NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors of the Corporation hereby confirms and continues the appointment of Jon L. Mosle, Jr. and Gary L. Downey to serve as members of a Special Committee of independent directors of the Board and authorizes and directs such Special Committee to determine, direct, and conduct the process to be undertaken by the Corporation with respect to a possible purchase by UtiliCorp of the Common Stock of the Corporation not owned by UtiliCorp and owned by public stockholders of the Corporation with the assistance of independent legal counsel and independent financial advisors; to negotiate independently the terms and conditions of the proposed transaction, and in that regard to reject any Proposal for such transaction if not deemed in the best interest of stockholders of the Corporation and to constitute the best value reasonably available for the minority stockholders of the Corporation; to inform itself to the fullest extent possible regarding such Proposal; and in connection with the foregoing, to review and take into account all Proposals submitted to the Special Committee regarding the Corporation or shares of Common Stock thereof."

         As set forth in the Board resolutions, the charge to the Special Committee was to reject any offer "not deemed . . . to constitute the best value reasonably available for the minority stockholders of the Company." Upon receiving that charge, the Committee determined to seek a price for the Publicly Held Shares that was not merely fair in a technical analytical sense but one that was the best value reasonably available to the Public Shareholders under the circumstances. To obtain such a value, the Committee carefully reviewed business plans prepared by the Company, analyses prepared by Petrie Parkman and DLJ, and current industry prospects. Because the current state of the industry is highly depressed, it also determined to ascertain the value of the shares on a longer term basis than that provided in traditional valuation analyses.

         Prior to announcement of the Offer, the Special Committee had met 20 times, 17 with its legal and financial advisors, once with the Company's management, and twice with its advisors and UtiliCorp representatives.

         SPECIAL COMMITTEE RECOMMENDATIONS AND REASONS THEREFOR. The Members of the Special Committee unanimously agree that for the following reasons UtiliCorp's Offer is not in the best interests of the Public Shareholder and does not constitute the best value reasonably available to the Public Shareholders and therefore should be rejected:

               (a) Timing. The Committee believes that this is not the right time to sell the Publicly Held Shares. The oil and gas industry is experiencing unusually depressed conditions, due primarily to historically low commodity prices. These prices will not likely go lower and, especially in light of conditions around the world, should increase, perhaps over the near term. The Committee believes that a price for the Publicly Held Shares based on such conditions, even if supported by financial analyses based on current commodity prices, is not the best price reasonably available to the Public Shareholders.

               (b) UtiliCorp Indications of a Higher Price. In his letter to the Company of July 15, 1998, which neither Mr. Mosle nor Mr. Downey remember actually receiving, Mr. Richard C. Green, Jr., Chairman and Chief Executive Officer of UtiliCorp, wrote that UtiliCorp would be willing to acquire the Publicly Held Shares at "the current market price, not to exceed $12.50 per share." The Special Committee does not believe that the long-term inherent value of such shares has decreased from $12.50 to $8.00, the price set forth in the Offer, in the several months since that letter. Further, at the meeting between the Special Committee and representatives of UtiliCorp on February 19, 1999, a representative of UtiliCorp advised that it is customary for a buyer to be prepared to increase its initial offer by approximately 10% in order to consummate a transaction such as the Proposal. By the Committee's calculation, this implies a price of approximately $8.80 per share; not what the Special Committee would deem an acceptable offer, but considerably better than the Offer itself.

               (c) Factors Affecting Historical Stock Prices. Due to the fact that UtiliCorp has held an overwhelming control position in the Company, the Company has received very little coverage from Wall Street analysts and that, along with the lack of liquidity resulting from a reduced public float, has contributed to a continuing depressed stock price. The Special Committee believes that since the failed attempt by UtiliCorp to sell the Company in 1998, there has existed in the market a perception of lack of interest and enthusiasm for the Company on the part of UtiliCorp. This too has contributed to the poor performance of the Company Common Stock during the last several months. Finally, the Committee notes that, since February 19, 1999, the date of the first meeting among the Special Committee and representatives of UtiliCorp, the market prices of Western Gas Resources, Inc., comparable to the Company has risen approximately 71%. Applying this percentage increase to the $8.00 price set forth in the Proposal implies a price for the Company Common Stock of $13.68 per share.

               (d) (4) Business Plans; Affiliation of UtiliCorp. The basic business plans provided by the Company, were very conservative. The Special Committee believes that neither UtiliCorp nor the Company will actually follow that course in the future. Because UtiliCorp holds over 80% of the Common Stock of the Company, the Special Committee does not believe that it will continue to let the Company languish and that, to the contrary, it will provide both direction and financing to the Company over the long term. The result should be enhanced performance.

               (e) Financial Analyses. In reviewing the financial analyses prepared by financial advisors for both UtiliCorp and the Special Committee, the Special Committee noted several factors:

                      In general, the Special Committee believes that the
               $8.00 per share price set forth in the Proposal does not accurately reflect comparable transactions; does not reflect more growth oriented projections utilized by the Special Committee; does not reflect an improving environment in the industry; does not reflect the fact that the Shares have traded at or above $8.00 almost 90% of the time since the Company's initial public offering; and does not reflect any value that UtiliCorp would obtain upon achieving full control of the Company. Although the Special Committee does not believe that a traditional financial analytical approach necessarily results in the true long-term inherent value of the Company under distressed industry conditions, the more aggressive business plans of the Company justify a price well above the $8.00 per share set forth in the Offer. In addition, although Petrie Parkman did not render an opinion as to the Fairness from a financial point of view of the Proposal, as described above Petrie Parkman indicated to the Special Committee that the Proposal fell toward the low end of Petrie Parkmans range of the reference values for the Company.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         As described above in Item 4, in connection with UtiliCorp's November 10, 1998 Proposal, Petrie Parkman was retained as financial advisor to the Special Committee. The terms of the Company's Engagement Letter with Petrie Parkman are described above in Item 4(b).

         Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders on its behalf with respect to the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a) No transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b) According to information set forth in the Offer to Purchase, all of the Company's directors who are directors, executive officers or affiliates of UtiliCorp intend to tender their Shares in accordance with the Offer. The Company has no knowledge of whether any other of its directors, executive officers, affiliates or subsidiaries intend to tender their Shares in accordance with the Offer.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

         (a) To the knowledge of the Company, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

         (b) Except as described in Items 3 and 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

         Following UtiliCorp's November 1, 1998 announcement of its intention to make an offer of $8.00 per share for the Publicly Held Shares, four lawsuits were filed in the Court of Chancery of the State of Delaware against UtiliCorp, the Company and the Board. The suits alleged that $8.00 was an inadequate price for the Shares, that the Board and any special committee of the Board had a duty to act in the interests of the Company's stockholders, and that there was a conflict between the interests of UtiliCorp as majority stockholder and the fiduciary obligations of the Board to the minority stockholders. The suits all sought class action status and asked that any proposed transaction be enjoined and that unspecified compensatory damages be awarded. On January 11, 1999, the actions were consolidated as In Re: Aquila Gas Pipeline Corporation Shareholders Litigation, Consolidated Case No. 16775. By agreement of the parties, no response from the defendants in the suits has been filed. On April 16, 1999, plaintiffs filed an amended class action complaint, naming as defendants UtiliCorp, Aquila, and the members of the board of directors of Aquila who are not members of the Special Committee. The amended complaint alleges that the price offered by UtiliCorp for shares of Aquila is inadequate and constitutes unfair dealing. The amended complaint also alleges that UtiliCorp is using its position as a majority holder of Aquila to prevent any auction or market check, and to engage in wrongful dealing and coercive conduct. Plaintiffs further allege that the Schedule 14D-1 filed by UtiliCorp fails to disclose information which plaintiffs claim is material to the decision of Aquila's public shareholders whether to tender. The Amended Complaint requests injunctive and other equitable relief, as well as damages.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.

         Excerpts from Proxy Statement dated April 20, 1998 relating to the Company's 1998 Annual Meeting of Stockholders.

Exhibit 2.

         Form of Letter to Stockholders of the Company, dated April 23, 1999.*

Exhibit 3.

         Amended Consolidated Class Action Complaint filed in the Court of Chancery of the State of Delaware in In Re: Aquila Gas Pipeline Corporation Shareholders Litigation (Consolidated Civil Action No. 16775).

------------
*  Included in copies of the Schedule 14D-9 mailed to stockholders.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 22, 1999            AQUILA GAS PIPELINE CORPORATION



                                  By: /s/ DONALD J. LABAUVE
                                     -------------------------------------------
                                     Name: Donald J. LaBauve
                                           Vice President, Regulatory
                                           and Administration
                                           F. Joseph Becraft
                                           President and Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit
Number            Description
------            -----------

Exhibit 99.1. Excerpts from Proxy Statement dated April 20, 1998 relating to the Company's 1998 Annual Meeting of Stockholders.

Exhibit 99.2.     Form of Letter to Stockholders of the Company, dated April 23,
                  1999.*

Exhibit 99.3. Amended Consolidated Class Action Complaint filed in the Court of Chancery of the State of Delaware in In Re: Aquila Gas
                  Pipeline Corporation Shareholders Litigation (Consolidated
                  Civil Action No. 16775).

------------
*  Included in copies of the Schedule 14D-9 mailed to stockholders.